UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Minority Equality Opportunities Acquisition Inc

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

60436Q209

(CUSIP Number)

August 26, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [_]  Rule 13d-1(b)

 [X]  Rule 13d-1(c)

 [_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	60436Q209

1	Names of Reporting Persons
Saba Capital Management, L.P.
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [ ]
3	Sec Use Only

4	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
-0-
	6	Shared Voting Power
850,000
	7	Sole Dispositive Power
-0-
	8	Shared Dispositive Power
850,000
9	Aggregate Amount Beneficially Owned by Each Reporting Person
850,000
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
6.7%
12	Type of Reporting Person (See Instructions)
PN; IA
The percentages used herein are calculated based upon 12,650,000 shares of common stock outstanding as of 8/25/21, as disclosed in the company's 8-K filed 8/31/21

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SCHEDULE 13G

CUSIP No.	60436Q209

1	Names of Reporting Persons
Boaz R. Weinstein
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [ ]
3	Sec Use Only

4	Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
-0-
	6	Shared Voting Power
850,000
	7	Sole Dispositive Power
-0-
	8	Shared Dispositive Power
850,000
9	Aggregate Amount Beneficially Owned by Each Reporting Person
850,000
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
6.7%
12	Type of Reporting Person (See Instructions)
IN
The percentages used herein are calculated based upon 12,650,000 shares of common stock outstanding as of 8/25/21, as disclosed in the company's 8-K filed 8/31/21

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SCHEDULE 13G

CUSIP No.	60436Q209

1	Names of Reporting Persons
Saba Capital Management GP, LLC
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [ ]
3	Sec Use Only

4	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
-0-
	6	Shared Voting Power
850,000
	7	Sole Dispositive Power
-0-
	8	Shared Dispositive Power
850,000
9	Aggregate Amount Beneficially Owned by Each Reporting Person
850,000
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
6.7%
12	Type of Reporting Person (See Instructions)
OO
The percentages used herein are calculated based upon 12,650,000 shares of common stock outstanding as of 8/25/21, as disclosed in the company's 8-K filed 8/31/21

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SCHEDULE 13G

CUSIP No.	60436Q209

Item 1.

(a) Name of Issuer: Minority Equality Opportunities Acquisition Inc

(b) Address of Issuer's Principal Executive Offices: 100 EXECUTIVE COURT, WAXAHACHIE, TX, 75165

Item 2.

(a) Name of Person Filing: Saba Capital Management, L.P., a Delaware limited partnership ("Saba Capital"), Saba Capital Management GP, LLC, a Delaware limited liability company ("Saba GP"), and Mr. Boaz R. Weinstein (together, the "Reporting Persons").  The Reporting Persons have entered into a Joint Filing Agreement, dated September 3, 2021, pursuant to which the Reporting Persons have agreed to file this statement and any subsequent amendments hereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.  The filing of this statement should not be construed as an admission that any of the forgoing persons or the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Common Stock reported herein.

(b) Address of Principal Business Office or, if None, Residence:  The address of the business office of each of the Reporting Persons is 405 Lexington Avenue, 58th Floor, New York, New York 10174.

(c) Citizenship: Saba Capital is organized as a limited partnership under the laws of the State of Delaware. Saba GP is organized as a limited liability company under the laws of the State of Delaware. Mr. Weinstein is a citizen of the United States.

(d) Title and Class of Securities: Common stock, $0.0001 Par Value (the "Common Stock").

(e) CUSIP No.: 60436Q209

Item 3.  If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [_] Broker or dealer registered under Section 15 of the Act;

(b) [_] Bank as defined in Section 3(a)(6) of the Act;

(c) [_] Insurance company as defined in Section 3(a)(19) of the Act;

(d) [_] Investment company registered under Section 8 of the Investment Company Act of 1940;

(e) [_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

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SCHEDULE 13G

CUSIP No.	60436Q209

(i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j) [_] A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k) [_] Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4. Ownership

(a) Amount Beneficially Owned:    The information required by Items 4(a) - (c) is set forth in Rows (5) - (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Item 5. Ownership of Five Percent or Less of a Class. N/A

Item 6. Ownership of more than Five Percent on Behalf of Another Person.  The funds and accounts advised by Saba Capital have the right to receive the dividends from and proceeds of sales from the Common Stock.

Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person. N/A

Item 8. Identification and classification of members of the group. N/A

Item 9. Notice of Dissolution of Group.  N/A

Item 10. Certifications.

 By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SCHEDULE 13G

CUSIP No.	60436Q209

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 3, 2021

/s/ Signature  Michael D'Angelo

Name: Michael D'Angelo

Title: Chief Compliance Officer

Boaz R. Weinstein

By: Michael D'Angelo

Title: Attorney-in-fact***

*** Pursuant to a Power of Attorney dated as of November 16, 2015

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EXHIBIT 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED:  September 3, 2021

SABA CAPITAL MANAGEMENT, L.P.

By: /s/ Michael D’Angelo
Name: Michael D’Angelo
Title: Authorized Signatory

SABA CAPITAL MANAGEMENT GP, LLC

By: /s/ Michael D’Angelo
Name: Michael D’Angelo
Title: Authorized Signatory

BOAZ R. WEINSTEIN

By: /s/ Michael D’Angelo
Title: Attorney-in-fact

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